Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is a presentation delivered by management of Epicor Software Corporation and Scala Business Solution N.V. at the Scala 2004 Annual General Meeting relating to Epicor’s exchange offer to purchase all outstanding ordinary shares of Scala.

The Epicor/Scala Merger:

Scala’s Reasons for the Exchange Offer

Andreas Kemi

CEO

Scala Business Solutions

© 2004 Scala Business Solutions, NV. All rights reserved. making global business simple

Safe Harbor

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Forward-Looking Statements

• Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this presentation may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

• These forward looking statements include statements regarding the expected close date of the offer period, the purchase price, the expected benefits of the transaction and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

• Such risks and uncertainties include but are not limited to, the companies’ ability to satisfy conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the period ended March 31, 2004. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information and Where to Find It

• Epicor has filed a registration statement on Form S-4 containing a prospectus and, as of May 13, 2004, an offering memorandum in connection with the Offer. The shareholders of Scala are urged to read these documents and other relevant materials when they become available because they contain important information about the Offer, Epicor and Scala. Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

© 2004 Scala Business Solutions, NV. All rights reserved.

In the Microsoft Technology Camp

making global business simple $250m

Annualized revenue (est.) $70m

Annual revenue 2003 $155m

Annual revenue 2003

© 2004 Scala Business Solutions, NV. All rights reserved.

Strong Microsoft Commitment

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“Scala is one of our most important partners, reaching far-flung corners of the world to provide innovative business solutions in local languages.”

Laurent Delaporte

Vice President Small and Mid-Market Solutions and Partners Group Microsoft EMEA

September 2003

“Epicor is further ahead at harnessing .NET than Microsoft’s own business solutions division (Great Plains, Navision and Solomon).”

Gartner Inc IT industry research and advisory firm October 2003

© 2004 Scala Business Solutions, NV. All rights reserved.

Where Scala is Today

making

global business simple

Europe: Czech Republic, Cyprus, Estonia, Finland, France, Germany, Hungary, Kazakhstan, Latvia, Lithuania, Netherlands, Poland, Russia, Slovakia, Sweden, Switzerland, Ukraine, UK

USA: Orlando FL

Middle East: Egypt, UAE

Asia Pacific: China, Indonesia, Japan, S Korea, Malaysia

Includes territories serviced by Scala office in different country.

© 2004 Scala Business Solutions, NV. All rights reserved.

Where Epicor is Today

making global business simple

Canada USA Mexico

UK

Singapore

Australia

© 2004 Scala Business Solutions, NV. All rights reserved.

Creating a Truly Global Company

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Coverage from Epicor and Scala direct offices Coverage from combined partner network

•A strong, combined, global organization •Minimal overlap •400-strong combined partner network

© 2004 Scala Business Solutions, NV. All rights reserved.

We’re Excited!

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Joining Scala with Epicor gives us all enormous benefits -

• It will improve our ability to serve our customers

– iScala will continue to be developed and supported in the long term

– Enhanced financial viability of our company

– We can better leverage our product vision and technological leadership

– Resources to grow and gain market share more rapidly

– Better ability to provide a more complete product solution to our customers

– Develop and deliver products to customers faster than Scala could alone

• Now truly global

– The two companies will become a strong combined global organization delivering software and services to customers in every major developed market area in North America, Europe and Australia as well as in key emerging markets such as Central and Eastern Europe, Russia, China and Latin America

• Scale

– The combined company will have estimated $250 million annualized revenues and over 20,000 customers

• Market presence

– It will be the 11th largest ERP provider by annual revenue (based on data from industry analysts AMR Research)

• Increased Microsoft footprint

– It will be the largest independent midmarket ERP, CRM and SCM provider based on Microsoft technology

© 2004 Scala Business Solutions, NV. All rights reserved.

About Epicor

George Klaus

Chairman, CEO and President

Epicor Software Corporation

© 2004 Scala Business Solutions, NV. All rights reserved. making global business simple

Epicor At a Glance

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EPIC at Year-end 2003

Up over 930%

• #15 Best performing NASDAQ stock

• Out of ~2400 companies

Founded 1984

Public 1992

Revenues (2003) $155 million

Employees 935

Partners 300

Customers 15,000

Institutional Holdings 56%

© 2004 Scala Business Solutions, NV. All rights reserved.

Corporate Governance

making global business simple

George Klaus

Chairman, CEO & President

Thomas Kelly

Robert Smith

Donald R. Dixon R. Harry Copperman Andreas Kemi *

* At completion of merger

© 2004 Scala Business Solutions, NV. All rights reserved.

Market Focus

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Large Enterprise

> 1,000 Employees

Upper Midsize

501 – 1,000 Employees

Lower Midsize

101 - - 500 Employees

Small Business

21 - - 100 Employees

Very Small

6—20 Employees

Small Office Home Office

1—5 Employees

Midmarket enterprises and divisions of the Global 1000

• 100-1000 employees/site

•$ 50M-$500M annual revenue

• Large regional organizations

• Rapidly growing companies

• High functionality, low TCO

• 487 of Global 1000 are U.S. Companies

© 2004 Scala Business Solutions, NV. All rights reserved.

What We Do

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• Place customers at the center of everything we do

• Collaborate with customers, partners and communities to foster long-term success

• Develop and deliver world-class software to help our customers achieve operational excellence

• Provide innovative technologies that empower our customers to become market leaders

• Deliver single point accountability in everything we do

© 2004 Scala Business Solutions, NV. All rights reserved.

EPIC Evolution

Yesterday, Today

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• Great customers

• Great people

• Great products

2002- Deliver first application architected on Microsoft .NET

1992—Platinum IPO annual revenues $30M

1 9 8 4

1 9 9 2

1 9 9 6

1 9 9 7

1998

1 9 9 9

2 0 0 1

2 0 0 2

2 0 0 3

2 0 0 4

1999 – New corporate name Epicor and ticker (EPIC)

1996—George Klaus brought in by Kleiner Perkins

More than ½ of all current employees are part of Epicor via

acquisition

© 2004 Scala Business Solutions, NV. All rights reserved.

20th Year Anniversary

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20 years of operating history and innovation

First to market with NT/SQL platforms in 1993 First to execute full enterprise suite strategy in 1997 First to market with .NET Web services applications in 2002

© 2004 Scala Business Solutions, NV. All rights reserved.

Solutions and Product Suites

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End-to-end, Integrated, Industry-Specific Functionality

Discrete Manufacturing CRM

Distribution Financial Management

Professional Services Business Intelligence

Financial Services Warehouse Management

Technology Procurement/Sourcing

Hospitality Planning & Scheduling

Entertainment Storefront Commerce

Non-Profit Human Resources

© 2004 Scala Business Solutions, NV. All rights reserved.

Selected Global Customers

making global business simple

Hospitality, Entertainment, & Food Service

Professional & Financial Services, Technology & IT

Distribution & Warehouse Management

Discrete Manufacturing

© 2004 Scala Business Solutions, NV. All rights reserved.

EPIC Evolution Tomorrow

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Creating a Global Midmarket Leader

© 2004 Scala Business Solutions, NV. All rights reserved.

The Epicor/Scala Merger:

Epicor’s Reasons for the Exchange Offer

George Klaus

Chairman, CEO and President

Epicor Software Corporation

© 2004 Scala Business Solutions, NV. All rights reserved. making global business simple

Strategic Highlights of Combination

making global business simple

• Creates a global organization with scale

– Over 1,500 employees

– Over 20,000 customers

– Over 400 partners

– Over $250 million annualized revenues

• Highly Complementary Combination

– Expanded distribution

– Minimal geographic overlap

– Minimal vertical overlap

– Leverage multinational capabilities

• Significant Opportunity for Financial Synergies

– Identified over $8 million of G&A, R&D, Technical Support and Customization, annual synergies

© 2004 Scala Business Solutions, NV. All rights reserved.

Transaction Summary

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Structure Cash and Stock Exchange

Per share Cash $1.8320 per Scala share

Stock .1795 EPIC shares per Scala share

Scala TSO 23 million shares

Consideration $41.7 million cash

4.1 million EPIC shares

Board Seat Andreas Kemi to join Epicor Board of

Directors

Financing Cash requirements financed from

operations and credit facility

Downside Protection $10.21 EPIC stock price floor

Up to 20% downside protection

Adjustment to be made in cash

Current Value Approximately $100 million

© 2004 Scala Business Solutions, NV. All rights reserved.

Expected Transaction Timeline

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Deal announced November 12, 2003

Definitive Offer Announced December 12, 2003 SEC Registration S-4 Filed April 14, 2004

S-4 Declared Effective May 10, 2004

Offer Documents Available, Tender May 13, 2004 Offer Launched Scala Board Recommends Deal at

June 1, 2004 Scala Shareholder meeting Pricing period Ends June 9, 2004

Tender Period Expires June 11, 2004*

Announce Unconditional Offer By June 18, 2004**

© 2004 Scala Business Solutions, NV. All rights reserved. * Unless extended. ** Unless tender period extended.

2004 Outlook

Combined Basis for Second Half

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Operating Goals

Organic revenue growth 14% y/y Total revenue growth 37% y/y Gross margin 62% Exit Q404 with Operating margin (Adjusted basis) at 20% Exit Q404 with Net margin at 15%

GAAP EPS $0.40 to $0.42

Adjusted EPS $0.62 to $0.63 (incl $0.08 accretion)

($            in millions) FY03a FY04e

License Revenues 38.7 59.0

Consulting Revenues 38.8 52.0

Maintenance Revenues 75.7 100.0

Other 2.2 2.5

Total Revenues 155.4 213.5

Gross Margin 58% 62%

Operating Margin (GAAP) 6% 11%

Net income 9.1 23.1

Net Margin 6% 11%

GAAP EPS 0.18 0.42

Adjustments

Restructuring Charges 0.9 1.2

Amortization 10.6 10.5

(Intangibles, Cap SW, Stock comp)

Adjusted Earnings 20.6 34.8

EPS Adjusted 0.42 0.63

Fully diluted shares 49.5 55.0

© 2004 Scala Business Solutions, NV. All rights reserved.

Epicor/Scala Combination

making global business simple

Enhancing shareholder value

• Creates a global organization

– Combined 20,000+ customer installed base

– Minimal customer overlap: Scala’s customers mostly European and Epicor’s predominately North

American

– Expand global presence and distribution capabilities

• Leverage midmarket upgrade cycle with new application suites built on web services

• Significant synergies/opportunities

– Strategic, geographic, cultural, technology, product, customer

• Further enhance industry initiatives in prominent verticals

– Including Industrial Machinery, Light Engineering, Electronics, Automotive, Consumer Packaged Goods, Pharmaceuticals, Hospitality, Software & Technology, Financial Services, Professional Services, Non-Profit, Entertainment

• Creates the largest midmarket Microsoft ISV partner

• Achieves scale

– Over $250M in annualized revenue

– Combined company is 11th largest ERP company

© 2004 Scala Business Solutions, NV. All rights reserved. * Based on AMR Research 2003 revenue projections